FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Approval of the Central Bank of Argentina for the Share Purchase Agreement with the Volkswagen Group.–

Buenos Aires, August 29, 2016

Securities and Exchange Commission

RE:	Relevant Information – Approval of the Central Bank of Argentina for the Share Purchase Agreement with the Volkswagen Group.

BBVA BANCO FRANCES S.A. is pleased to inform that the Central Bank of Argentina, has approved through Resolution N° 332/16 the incorporation of BBVA Banco Francés S.A., as shareholder of 51% of Volkswagen Credit Compañia Financiera S.A‘ capital stock, representing 23,970,000 common, registered, non-endorsable shares, entitled to one vote each, of AR$ 1 per value per share.

According to the terms and conditions of the agreement, the price to be paid for the shares is $ 53,040,000 which will cancelled by the Bank at the closing of the transaction before September 30, 2016.

Sincerely yours

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 29, 2016	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer